SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

TAYLOR CAPITAL GROUP, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

8% Non-Cumulative Convertible Perpetual Preferred Stock, Series A	876851304
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Steven H. Shapiro

General Counsel and Corporate Secretary

Taylor Capital Group, Inc.

9550 West Higgins Road

Rosemont, Illinois 60018

(847) 653-7978

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$60,000,000.00	$4,278.00

*

Calculated solely for the purpose of determining the amount of the filing fee. This valuation assumes the exchange of 2,400,000 shares of 8% Non-Cumulative Convertible Perpetual Preferred Stock, Series A, par value $0.01 per share, and a $25.00 liquidation preference per share, for shares of common stock of Taylor Capital Group, Inc., par value $0.01 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the book value per share of $25.00 as of April 13, 2010.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Taylor Capital Group, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, to issue to each holder of the Company’s 8% Non-Cumulative Convertible Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) 3 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) for each share of Series A Preferred Stock they convert on the terms and subject to the conditions described in the Offer to Exchange, dated April 13, 2010 (the “Offer to Exchange”), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together, constitute the “Exchange Offer”).

This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

The information set forth in the Offer to Exchange, including the accompanying Form of Letter of Transmittal attached as Exhibit (a)(1)(B) hereto, is expressly incorporated herein by reference in response to all items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer” and “Summary—Summary of the Exchange Offer” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address.

The name of the subject company is Taylor Capital Group, Inc. The address of the Company’s principal executive offices is 9550 West Higgins Road, Rosemont, Illinois 60018. Its telephone number is (847) 653-7978.

(b)	Securities.

The information set forth in the Offer to Exchange on the cover page thereto and in the section entitled “Description of the Series A Preferred Stock” is incorporated herein by reference.

As of April 9, 2010 there were 2,400,000 shares of Series A Preferred Stock outstanding.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange in the section entitled “Market For Our Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the Company. The information set forth in Item 2(a) above is incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company.

Name	Position
Bruce W. Taylor	Chairman, Director, member of Executive Committee
Mark A. Hoppe	CEO, President, Director and member of Executive Committee
Harrison I. Steans	Director and Chairman of Executive Committee
Ronald L. Bliwas	Director
C. Bryan Daniels	Director
Ronald D. Emanuel	Director
M. Hill Hammock	Director
Michael H. Moskow	Director
Louise O’Sullivan	Director
Melvin E. Pearl	Director
Shepherd G. Pryor, IV	Director
Jennifer W. Steans	Director
Jeffrey W. Taylor	Vice Chairman and Director
Richard W. Tinberg	Director

The address and telephone number of each director and executive officer is: c/o Taylor Capital Group, Inc., 9550 West Higgins Road, Rosemont, Illinois 60018, (847) 653-7978.

Item 4. Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Exchange Offer,” “Comparison of Rights Between the Series A Preferred Stock and Our Common Stock,” “Description of Our Common Stock,” “Description of the Series A Preferred Stock,” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(b)	Purchases.

The Company’s Series A Preferred Stock are held, in part, by and may be purchased from certain officers, directors or affiliates of the Company. The information set forth under the caption “Interests of Directors and Officers” in the Offer to Exchange is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange in the sections entitled “Where You Can Find More Information,” “Description of Our Common Stock” and “Description of the Series A Preferred Stock” is incorporated herein by reference.

The Company has entered into the following arrangements in connection with the Series A Preferred Stock:

•

Form of Third Amended and Restated Certificate of Incorporation of Taylor Capital Group, Inc. (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement filed September 15, 2008).

•

Securities Purchase Agreement, dated as of September 4, 2008, by and among Taylor Capital Group, Inc. and each of the investors listed on the Schedule of Buyers attached thereto (incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement filed September 15, 2008).

•

Registration Rights Agreement, dated as of September 29, 2008, by and among Taylor Capital Group, Inc., Financial Investments Corporation and each of the persons listed on Exhibits A and B attached thereto (incorporated by reference to the form thereof attached as Exhibit F to Appendix C to the Company’s Definitive Proxy Statement filed September 15, 2008).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—Why are we making the Exchange Offer” and “The Exchange Offer—Purpose and Effects of the Exchange Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—What do we intend to do with the shares of Series A Preferred Stock that are tendered in the Exchange Offer,” “Summary—Summary of the Exchange Offer,” “Use of Proceeds” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference.

(c)	Plans.

At the 2010 Annual Meeting of the Company’s stockholders, the Company’s stockholders eligible to vote at such meeting will vote on whether or not to approve an amendment to Article FIFTH of the Company’s Third Amended and Restated Certificate of Incorporation, which amendment would re-establish and extend the term of the Company’s executive committee if, as a result of the exchange offer, less than 800,000 shares of our Series A Preferred remain outstanding and such outstanding shares represent less than 10% of the total combined voting power of all outstanding shares of our capital stock. A copy of the Company’s Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders will be mailed to each holder of shares of Series A Preferred Stock, which Definitive Proxy Statement is hereby incorporated by reference herein.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—What will I receive in the Exchange Offer if I validly tender shares of Series A Preferred Stock and they are accepted,” “Summary—Summary of the Exchange Offer,” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference. Assuming full participation in the Exchange Offer, the holders of such shares of Series A Preferred Stock would receive, in the aggregate, 7,200,000 shares of common stock of the Company upon conversion in the Exchange Offer.

(b)	Conditions.

Not applicable.

(c)	Borrowed Funds.

Not applicable.

Item 8. Interest in the Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth under the caption “Interests of Directors and Officers” in the Offer to Exchange is incorporated herein by reference.

(b)	Securities Transactions.

Neither the Company nor any of the Company’s executive officers or directors have effected any transactions with respect to the Series A Preferred Stock during the 60-day period prior to April 13, 2010. The information set forth under the caption “Interests of Directors and Officers” in the Offer to Exchange is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The information set forth in the Offer to Exchange in the sections entitled “The Exchange Offer—Solicitation” and “The Exchange Offer—Fees and Expenses” is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Exchange Offer, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the Exchange Offer beyond their normal compensation. See the information set forth in the Offer to Exchange under the caption “Notice to Investors.”

Item 10. Financial Statements.

(a)	Financial Information.

The information set forth in the Offer to Exchange in the sections entitled “Where You Can Find More Information” and “Selected Consolidated Financial Data—Historical Financial Data” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 is incorporated herein by reference and can also be accessed electronically on the website of the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov.

(b)	Pro Forma Information.

The information set forth in the Offer to Exchange under the caption “Selected Consolidated Financial Data—Pro Forma Financial Data” and “Capitalization” is incorporated herein by reference.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange in the sections entitled “Risk Factors,” “Interests of Directors and Officers,” “Certain Securities Laws Considerations,” and “The Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.

(b)	Other Material Information.

The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)*	Offer to Exchange, dated April 13, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)(A)	Current Report on Form 8-K, filed March 30, 2010 (including Exhibit 99.1 thereto).

(b)	Not applicable.

(d)(1)

Form of Third Amended and Restated Certificate of Incorporation of Taylor Capital Group, Inc. (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement filed September 15, 2008).

(d)(2)

Securities Purchase Agreement, dated September 4, 2008, by and between the Company and the investors listed on the Schedule of Buyers attached thereto in connection with the private placement of the Company’s Series A Preferred Stock (incorporated herein by reference to Appendix C to the Company’s Definitive Proxy Statement filed September 15, 2008).

(d)(3)

Registration Rights Agreement, dated as of September 29, 2008, by and among Taylor Capital Group, Inc., Financial Investments Corporation and each of the persons listed on Exhibits A and B attached thereto (incorporated by reference to the form thereof attached as Exhibit F to Appendix C to the Company’s Definitive Proxy Statement filed September 15, 2008).

(d)(4)	Definitive Proxy Statement for 2010 Annual Meeting of Stockholders filed April 13, 2010 (incorporated by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2010	TAYLOR CAPITAL GROUP, INC.

	By:	/s/ Steven H. Shapiro
Steven H. Shapiro
General Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)(A)*	Offer to Exchange, dated April 13, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)(A)	Current Report on Form 8-K, filed March 30, 2010 (including Exhibit 99.1 thereto).

(b)	Not applicable.

(d)(1)

Form of Third Amended and Restated Certificate of Incorporation of Taylor Capital Group, Inc. (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement filed September 15, 2008).

(d)(2)

Securities Purchase Agreement, dated September 4, 2008, by and between the Company and the investors listed on the Schedule of Buyers attached thereto in connection with the private placement of the Company’s Series A Preferred Stock (incorporated herein by reference to Appendix C to the Company’s Definitive Proxy Statement filed September 15, 2008).

(d)(3)

Registration Rights Agreement, dated as of September 29, 2008, by and among Taylor Capital Group, Inc., Financial Investments Corporation and each of the persons listed on Exhibits A and B attached thereto (incorporated by reference to the form thereof attached as Exhibit F to Appendix C to the Company’s Definitive Proxy Statement Filed September 15, 2008).

(d)(4)	Definitive Proxy Statement for 2010 Annual Meeting of Stockholders filed April 13, 2010 (incorporated by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith